SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13In a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Results of Operations and Financial Condition

On October 30, 2024, InMode Ltd. announced its third quarter 2024 financial results. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. On February 14, 2024, a purported shareholder of the Company filed a putative shareholder class action (the “Securities Class Action”) in the United States District Court for the Central District of California, captioned Cement Masons and Plasterers Local No. 502 Pension Fund v. InMode Ltd. et al., Case No. 2:24-cv-01219, against the Company and certain of its officers and directors. The lawsuit is purportedly brought on behalf of purchasers of the Company’s common stock between June 4, 2021 and October 12, 2023, inclusive. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on allegedly false or misleading statements related to the Company’s business, operations, sales practices and financial outlook. The lawsuit seeks unspecified damages and other relief. On April 16, 2024, multiple shareholders moved to be appointed lead plaintiff. The Court has not yet made a final determination as to the lead plaintiff. On October 25, 2024, the Court entered an order finding that a group of shareholder funds are the presumptive lead plaintiff, and establishing a process by which others shall have an opportunity to challenge this presumption. The Securities Class Action is in the preliminary stages, and the Company has not yet responded to the complaint. As of the date of this filing, the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in the Securities Class Action, and an estimated liability has not been recorded in the Company’s financial statements. The defendants intend to deny the allegations of wrongdoing and vigorously defend against the claims in the Securities Class Action.

Exhibit No.	Description of Exhibit
99.1	Press Release dated October 30, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
October 30, 2024	Chief Executive Officer